Career Education Corporation


03057154

2002 SUMMARY ANNUAL REPORT


PROCESSED
APR 30 2003
THOMSON FINANCIAL

"We're only limited by the size of our goals."


Design & Technology

INTERNATIONAL ACADEMY OF DESIGN AND TECHNOLOGY
Orlando, Florida
www.iadt.edu



GIBBS COLLEGE
Montclair, New Jersey
www.gibbsmontclair.com



INTERNATIONAL ACADEMY OF DESIGN AND TECHNOLOGY
Ottawa, Canada
www.iadtottawa.com



CALIFORNIA SCHOOL OF CULINARY ARTS
Pasadena, California
www.scsca.com



ALLENTOWN BUSINESS SCHOOL
Allentown, Pennsylvania
www.chooseabs.com



AMERICAN INTERCONTINENTAL UNIVERSITY
Los Angeles, California
www.aiulosangeles.com



KATHARINE GIBBS SCHOOL
New York, New York
www.gibbsny.com


Academy

INTERNATIONAL ACADEMY OF DESIGN AND TECHNOLOGY
Tampa, Florida
www.academy.edu



AMERICAN INTERCONTINENTAL UNIVERSITY
London, England
www.aiulondon.ac.uk

Schools of Choice

Career Education Corporation's 51 schools, colleges and universities are leaders in their markets, have long operating histories, sterling reputations and well-known brand names. They are "schools of choice"—selected by students who have many other educational options. Students choose CEC schools because they deliver a premier education that prepares them for successful and rewarding careers in five high growth areas — visual communication and design technologies, information technology, business studies, culinary arts and health education.



AMERICAN INTERCONTINENTAL UNIVERSITY
Fort Lauderdale, Florida
www.aiufortlauderdale.com



ORLANDO CULINARY ACADEMY
Orlando, Florida
www.orlandoculinary.com



BROOKS INSTITUTE OF PHOTOGRAPHY
Santa Barbara, California
www.brooks.edu

Career Education Corporation

Mission Statement

We are a dynamic educational services company committed to quality, career-focused learning led by passionate professionals who inspire individual worth and lifelong achievement.

Turning Dreams Into Futures

Career Education Corporation is the world's largest on-campus provider of private, for-profit postsecondary education and has a rapidly-growing presence in online education.

CEC's 51 schools, colleges and universities provide students with the on-site and online education they need for long and satisfying careers, and prospective employers with a highly qualified pool of workers from which to choose. CEC offers postsecondary associate, bachelor's and master's degree programs and non-degree diploma and certificate programs in five core curricula:

- visual communication and design technologies
- information technology
- business studies
- culinary arts
- health education

Contents

NASDAQ: CECO

2002 Financial Highlights



Revenue
$ IN MILLIONS
$149.2
$223.5
$334.5
$547.1
$780.1
98
99
00
01
02



Net Income
$ IN MILLIONS
$2.1
$10.9
$22.2
$38.4
$67.5
98*
99
00*
01
02



Comparison of Cumulative Total Shareholder Return
FROM JANUARY 28, 1998 (IPO) — DECEMBER 31, 2002
CECO
S&P 500
PEER INDEX*
$100.00
$187.50
$239.84
$489.CS
$057.CO
$1,000.00
$125.76
$150.31



Diluted Earnings
PER SHARE
$0.08
$0.34
$0.57
$0.85
$1.42
98*
99
00*
01
02



Student Population
AS OF OCTOBER 31
15,900
22,500
29,000
41,100
50,400
NUMBER OF CAMPUSES
98
99
00
01
02
20
25
30
39
43

*PEER INDEX INCLUDES APOLLO GROUP INC., CORINTHIAN COLLEGES, INC., DEVRY INC., EDUCATION MANAGEMENT CORPORATION, ITT EDUCATIONAL SERVICES, INC. AND STRAYER EDUCATION, INC.

*BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE



CEC 2002 Starts by Media Source
INTERNET: 27%
TV: 20%
DIRECT MAIL: 9%
HIGH SCHOOL: 10%
REFERRAL: 21%
PRINT: 5%
OTHER: 8%



CEC Student Population by Degree Granting Status*
ASSOCIATE: 60%
BACHELOR'S / MASTER'S: 27%
CERTIFICATE / DIPLOMA: 13%



CEC Student Population by Core Curriculum*
VISUAL COMMUNICATION AND DESIGN TECHNOLOGIES: 43%
BUSINESS STUDIES: 22%
INFORMATION TECHNOLOGY: 18%
CULINARY ARTS: 15%
HEALTH EDUCATION: 2%



CEC Student Population by Age Group*
21-30: 53%
UNDER 21: 30%
OVER 30: 17%

*AS OF OCTOBER 31, 2002



To Our Shareholders

2002 was another great year for Career Education Corporation. We achieved our goal of becoming the world's largest on-campus provider of private, for-profit postsecondary education and created a world-class online education group.



WE AGAIN ACHIEVED NEW HIGHS FOR ALL KEY PERFORMANCE METRICS.

CEC achieved these milestones by consistently delivering on the fundamental promise of education. During 2002, we enrolled, educated, graduated and placed in career positions more students than ever before.

More than 94 percent of our students found employment in their career field within six months of graduating last year. This outcome — a clear and critical measure of the quality of education we provide — helped drive record numbers of students through our doors.

As a result we delivered record revenues and earnings again in 2002—our fifth consecutive year of record performance as a public company. Since our initial public offering in 1998 we have delivered a ten-fold return to our shareholders.

While our success is centered on delivering a quality education, our ability to do so is rooted in a business strategy that emphasizes growth and is based on a business model that creates virtually unlimited potential.

During 2002, we pushed forward on every front, broadening our investments in core areas and opening new avenues to growth. We achieved outstanding growth without sacrificing profitability — reaping the benefits of our highly scalable structure. On a same-school basis, student population increased 22 percent and revenues were up 35 percent. EBITDA rose by 42 percent, demonstrating how we leverage our investments in education, staff and facilities to continually enhance operating margins.



JOHN M. LARSON
Chairman, President and CEO

FOR CEC, 2002 WAS MARKED BY significant achievements. Among the highlights of the year, we:

Raised the bar in E-learning. Through American InterContinental University (AIU) Online, CEC has staked a significant position in online education. Since its launch in April 2001, AIU Online has set the example, participating in the Department of Education's Distance Education Demonstration Program and creating the "virtual campus"—a fully integrated learning environment that allows students to access everything they need at one site. The market recognizes our leadership in online education and is responding. AIU Online experienced an eleven-fold increase in student population during 2002.

Continued our marketing excellence. CEC generated 1.7 million leads in 2002, a dramatic 60 percent increase over 2001. In a difficult economy, our marketing message resonated more than ever among the four segments we target: recent high school graduates, young adults, older students and international students. While CEC uses a full marketing mix, the Internet is becoming a major source of low cost, high quality leads.

Broadened our organic growth platform. In 2002, CEC opened two new campuses — a Le Cordon Bleu culinary school in Orlando and a Brooks College campus in northern California. Both have been successful, performing well ahead of expectations. CEC has opened four successful start-ups since 2001. Our approach to campus start-ups is proven, and adds a major new plank to our growth platform.

Extended our leadership in the four core curricula of visual communication and design technologies, information technology, business studies and culinary arts. Throughout the year, CEC transplanted 15 new curricular programs to campuses throughout our system. Each program was designed in cooperation with employers to be certain our students are ready to contribute on the job from day one. Transplants help fuel organic growth on an ongoing basis.

CEC EXPANDED ITS DOMINANCE as the world's largest provider of culinary arts education, as enrollments in our Le Cordon Bleu programs continued

"During 2002, we pushed forward on every front, broadening our investments in core areas and opening new avenues to growth."



PICTURED FROM THE LEFT ARE
(top row) Jacob P. Gruver, President, Colleges, Schools and Universities Group, and Assistant Secretary; Patrick K. Pesch, Executive Vice President, Chief Financial Officer, Treasurer and Secretary; Nick Fluge, President, Online Education Group; (second row) Todd H. Steele, Executive Vice President of Strategic Planning and Development; Steve B. Sotraidis, Executive Vice President of Administration; Dr. Patricia A. Kapper, Senior Vice President of Education; (third row) Paul R. Ryan, Senior Vice President of Operations, Colleges, Schools and Universities Group; Jeffrey S. Tice, Senior Vice President of Student Finance; Dr. Jon R. Coover, Senior Vice President of Marketing

to grow at a strong pace throughout the year. Our Academy, College, Gibbs and University divisions experienced growth across the board.

Launched a fifth core curriculum — health education. In September 2002, CEC acquired Missouri College, located in St. Louis, as its first entry into the $1.4 trillion health care industry. Missouri College has a 40-year tradition of excellence in health education, providing CEC with the opportunity to transplant this new curriculum to campuses across the system, and a starting point for additional acquisitions in the health education field. The demand for trained health professionals is soaring and opportunities for rewarding careers abound. As in each of our other areas of curricular excellence, CEC intends to be a leader in the health education arena.

Enhanced our infrastructure, evolving CEC's management structure into two operating groups—the Colleges, Schools and Universities Group and the Online Education Group. This alignment emphasizes the depth of CEC's leadership team and provides the strategic focus and management oversight required to sustain and accelerate the growth of our on-campus and online businesses.

While it is important to acknowledge the major events of 2002, our focus is forward. We believe we've only just begun.

IN 2003, WE WILL BUILD ON THE PROGRESS of the past year and take our company to the next level. Major initiatives for the coming year include:

- The ongoing growth and development of AIU Online. Additional curricular and degree programs and innovations will be introduced throughout the year as AIU Online targets its goal of at least $60 million in revenues in 2003 — a remarkable success story given its founding just two years ago.
- Additional acquisitions, with special emphasis in health education and high potential international markets. Already in 2003, we have completed the acquisition of INSEEC Group, operator of nine

"While our success is centered on delivering a quality education, our ability to do so is rooted in a business strategy that emphasizes growth and is based on a business model that creates virtually unlimited potential."

postsecondary education schools in France. This acquisition provides a ready platform for our European expansion plans.

In March, we also announced a definitive merger agreement under which CEC would acquire all the shares of Whitman Education Group, Inc. We expect this transaction to close in July 2003 and significantly enhance CEC's position in health education.

- A dramatic increase in the number of program transplants to at least 50 in 2003. CEC's five core curricula are among the hot growth career fields of the 21st century. New curricular offerings represent a renewable growth opportunity for CEC.
- Double the number of campus start-ups to expand our presence in Atlanta and open new markets in Las Vegas, Detroit and Houston.
- Broader educational opportunities for students as a number of our campuses pursue higher degree-granting status and regional accreditation.
- Enhanced infrastructure, including capital expenditures in facilities and equipment to meet campus growth needs, and in information technology and operating systems to ensure the integration of all CEC campuses.

AT CAREER EDUCATION CORPORATION, OUR GOAL is to become the world's largest provider of quality postsecondary educational services. We are well on our way to achieving that goal and owe our success to...

- The dreams of our students, who seek a better life through education.
- The involvement of employers, who work hand-in-hand with our schools to develop academic programs that are relevant and translate into meaningful careers for our graduates.
- The energy, intelligence and spirit of faculty and staff throughout our system; they are dedicated to meeting students' needs.
- The enduring commitment of our shareholders, who partner with us to help turn dreams into futures.

Sincerely,



JOHN M. LARSON
Chairman, President and Chief Executive Officer

“The programs we transplant already are proven winners that typically require minimal modification. At campus after campus, program transplants have produced a jump in student population.”



Program Transplants Leverage Proven Success to Drive Growth

IN RECENT YEARS, GROWTH IN THE NUMBER OF SUCCESSFUL CURRICULAR PROGRAMS TRANSPLANTED TO ADDITIONAL CAMPUSES THROUGHOUT THE CEC SYSTEM HAS BEEN STEADY: NINE IN 1999, 10 IN 2000, 12 IN 2001 AND 15 IN 2002. THAT PACE WILL ACCELERATE DRAMATICALLY IN 2003, HOWEVER, AS MORE THAN 50 TRANSPLANTS ALREADY ARE COMPLETED, UNDERWAY OR SCHEDULED IN ALL FIVE OF CEC'S CORE CURRICULA.

Why the dramatic upturn? "Because program transplants are a cost-effective means of driving growth at established campuses," says Jacob P. Gruver, President of the Colleges, Schools and Universities Group. "The programs we transplant already are proven winners that typically require minimal modification. At campus after campus, program transplants have produced a jump in student population."

Another factor contributing to the acceleration in program transplants is the continually evolving needs of the workplace. "As employers demand new knowledge and skills, our schools have to prepare students to meet these changing needs," Gruver says. "We make a concerted effort at the corporate level to identify employment trends and job market demands, and use that information to help drive program transplant decisions."

The program transplant process can be initiated at either the corporate or school level. Corporate staff suggest specific program transplants to schools that might be a good fit. Increasingly, however, transplants are initiated by the schools.

A required step in the transplant process is soliciting Advisory Board input regarding the proposed program. "As working professionals in the field, Advisory Board members provide a realistic assessment of the program's likelihood of success and also help fine-tune the course content to meet local market needs," Gruver says. "If the proposed



“Stitching-In” Weaves Fabric of CEC

FOR NEW CEC STUDENTS, the first day of classes is a much-anticipated event that launches their educational journey toward a fulfilling career. For CEC's admissions team, however, the day marks a culmination rather than a beginning, the successful conclusion of a process that began weeks or months earlier.

"Admissions is a three-step process — generating leads, converting those leads into enrollments and finally turning enrollments into starts," says Dr. Jon R. Coover, Senior Vice President of Marketing for CEC. "From our first contact with prospective students, everything we do as a team focuses on a single objective: providing whatever assistance and support prospects need to begin their CEC education."

CEC's outstanding success in generating leads — the 2002 total of 1.7 million leads was up 60 percent from the prior year — results from using a tailored marketing mix at each school. In 2002, the Internet (including advertising and school Web sites) accounted for 36 percent of total leads, followed by high school recruiting (30 percent), TV infomercials and commercials (13 percent) and direct mail (10 percent). Referrals, print media advertising and other sources accounted for the balance.

For most prospects who express an interest in a CEC school, the next step is a personal contact from an admissions advisor who will provide the student with additional information as needed and arrange a personal interview on campus. CEC has approximately 1,000 admissions professionals in five specialties: local area, high school, out-of-area, international and Internet. Students also can elect to conduct part or all of the admissions process online at CEC's Automated



> "We've embraced technology to deliver cutting edge education and customer service that's as personal online as offline. And it's all available 24/7."

THE THREE-FOLD INCREASE IN NEW AND TRANSPLANTED PROGRAMS WILL FURTHER BROADEN THE WIDE-RANGING EDUCATIONAL OPPORTUNITIES AVAILABLE AT CEC SCHOOLS AND UNDERSCORE OUR COMMITMENT TO CURRICULAR EXPANSION

"The three-fold increase in new and transplanted programs scheduled for 2003 will further broaden the wide-ranging educational opportunities available at CEC schools and underscore our continuing commitment to curricular expansion," Gruver says.



AIU Online Capitalizes on Explosive Growth of E-Learning

THE DEPARTMENT OF EDUCATION PREDICTS ONLINE LEARNING WILL GROW AT LEAST 40 PERCENT ANNUALLY WELL INTO THE FUTURE, FUELED BY THE ECONOMY'S DEPENDENCE ON KNOWLEDGE-BASED WORKERS WITH HIGHER EDUCATION AND BECAUSE MILLIONS OF PEOPLE WANT MORE EDUCATION BUT HAVE LIMITED TIME TO GET IT.

Industry experts say the market has barely been tapped. American InterContinental University (AIU) Online entered the E-learning arena less than two years ago but already draws students from all 50 states and 19 foreign countries. Its 1,100 percent revenue growth in 2002 was spurred, in part, by the addition of three new online degree programs – a new Master's degree in Information Technology, a Master of Business Administration degree and a Bachelor's degree in Business Administration.

"We now offer eight online full-degree programs, including an early 2003 rollout of a Bachelor's degree in Visual Communications and Master's degree in Education," says Nick Fluge, President of CEC's Online Education Group.

Fluge credits AIU Online's success to several factors:

SOPHISTICATED MARKETING AND LOW-COST LEAD GENERATION. AIU Online generated more than 220,000 leads in 2002 – 95 percent from the Internet, where the cost-per-lead is low and leads are plentiful. Low student acquisition costs mean more profit to the bottom line.

LIGHTNING ENROLLMENT WITH "ROBO REP." Everything needed to enroll is available online – includin full-color catalogs searchable by keywords, sample coursework, financial aid forms and an enrollmen application. A prospective student can complete an application in 15 minutes, pay the registration fee with a credit card, and within minutes receive an acceptance letter, full class schedule and a confirmed start date.

Currently 15-20 percent of all enrollments come through the virtu-

New Core Curriculum to Serve Jobs-Rich Health Care Industry





THE SEPTEMBER 2002 acquisition of Missouri College in St. Louis marked CEC's entry into a fifth core curriculum — health education — and signaled the launch of a new Health Education Division.

According to the Department of Labor, the $1.4 trillion health care industry faces severe labor shortages in the next decade as America's population ages and places more pressure on health care providers. The demand for dental assistants and massage therapists, for example, is expected to grow 2-3 times faster than the overall U.S. employment rate. The demand for medical records and health information technicians and medical assistants is expected to grow 3-4 times faster than job growth in general.

"We've been watching and researching trends in healthcare for two years," says Dr. C. Ronald Kimberling, Vice President and Managing Director of CEC's Health Education Division. "It's one of the largest growth sectors of our economy, but it is experiencing critical shortages in personnel. CEC has made a commitment to be part of the solution."

Setting the Tone. Missouri College was a fitting choice to launch the new division because it already offers programs in these "hot" new career fields and also is a "school of choice"— dominating its career field, having a strong presence in the market and long operating history, and offering programs ripe for transplantation to other CEC schools. Plus, the college has strong potential for internal growth through branc and satellite campuse

"Missouri College adapted quickly and brought real value to this new division," say Kimberling. "It has already beat projectio for new starts, revenu and net profits." Enrollment is expecte to double within the next few years.

OPEN TO READ MORE





"INTEREST IN THE CRIMINAL JUSTICE PROGRAM has soared among prospective students," says Dr. Patricia A. Kapper, Senior Vice President of Education for CEC. "Leads and enrollments turned up sharply in late 2001, and starts continued to climb throughout 2002."

program falls outside the expertise of the school's existing Advisory Board, an ad hoc board is assembled to review the program before it is approved for transplant."

To facilitate the program transplant process, the corporate education department has developed model curricula. The models include a master course outline that identifies the textbooks and other resources needed to teach each course. Using the model as a starting point, schools can make necessary modifications to meet state requirements or accrediting standards and respond to local workplace needs.

"The pre-packaged model curricula also contribute to greater uniformity in program content across the CEC system," Gruver says. "Our goal is to have 75 percent of course content consistent from campus to campus and the remainder specific to the unique needs of each campus."

Not all new programs at CEC campuses are transplants. "Developing new programs from scratch is becoming a significant part of our curricular expansion efforts," Gruver says.

Today's new program often becomes tomorrow's transplant. In 2002, for example, AIU Online developed and launched a Master's degree in Education with an emphasis in instructional technology. Based on the excellent student response to this new program, it will be transplanted to all of the American InterContinental University campuses in 2003.



Enrollment Center. Upon signing an enrollment agreement and indicating an intended start date, the student is classified as a "booked future."

"That point marks the beginning of what we call the 'stitch-in' process — a continuing pattern of contact with students intended to make sure they actually begin classes at the appointed time," Coover says. "Our goal is to make sure that the student comes in contact with the school by mail, phone, e-mail or in person at least weekly."

As part of the stitch-in process, students are offered a wide range of assistance. All enrollees are contacted by the Financial Aid department to finalize arrangements for financing their education. Out-of-town students receive help in securing appropriate housing. CEC schools also help students find part-time employment and assist with other needs. Enrollees also are invited to attend a campus open house and are required to participate in a student orientation program.

"Since students typically enroll from two to nine months in advance of their intended start date, the stitch-in process is time and labor-intensive," Coover says. "But the proof that it's working is clearly evident in CEC's excellent start rate, one of the best in our industry."



TRANSPLANT SUCCESS STORY:

Criminal Justice

WHEN CEC ACQUIRED McIntosh College in 1999, included in the school's line-up of curricular programs was a solid performer called criminal justice. The associate degree program prepared students for careers in a wide range of public and private service environments including law enforcement, probation, insurance, investigation and corrections. Coursework helped students develop needed technical, administrative and interpersonal skills while also giving them a strong foundation in the social, ethical and legal issues they would confront on the job.

Today, however, the criminal justice program is on a fast track. "Interest in the program has soared among prospective students," says Dr. Patricia A. Kapper, Senior Vice President of Education for CEC. "Leads and enrollments turned up sharply in late 2001, and starts continued to climb throughout 2002."

This impressive growth soon caught the attention of other CEC schools, and in 2002 the successful criminal justice program began to spread beyond its original home at McIntosh. First Allentown Business School and then Brown College launched versions of the program custom-tailored for their individual needs.

"Allentown offered a diploma program structured similarly to the McIntosh original," Kapper says. "Brown, on the other hand, took the program up a notch to the bachelor degree level, to prepare students for professional-level positions in law enforcement, corrections, probation and the courts. Its version of the program includes additional communication and general education coursework and also explores the field of criminal justice from a sociological and psychological perspective."

The new criminal justice programs became immediate smash hits at both schools. Demand is growing and shows no sign of letting up, Kapper says.

Success to date with the initial transplants of the criminal justice program has set the stage for dramatic growth in 2003, when additional schools will add the program to their curricula.



"Each school will adapt the program to their specific requirements," Kapper says. "For example, the International Academy of Design and Technology in Pittsburgh has melded its technology expertise with the transplanted criminal justice program to create a new program focusing on criminal justice technology. This serves as an excellent illustration of how program transplants contribute to the continuing evolution and expansion of CEC's curricular offerings."

EACH SCHOOL WILL ADAPT THE PROGRAM TO THEIR SPECIFIC REQUIREMENTS. FC EXAMPLE, THE INTERNATIONAL ACADEMY OF DESIG AND TECHNOLOGY I PITTSBURGH HAS MELDED ITS TECHNOLOGY EXPERTISE WITH THE TRANSPLANTEI CRIMINAL JUSTICE PROGRAM TO CREATE A NEW PROGRAM FOCUSING ON CRIMINAL JUSTICE TECHNOLOGY.





EVERYTHING NEEDED TO ENROLL IS AVAILABLE ONLINE, INCLUDING FULL-COLOR CATALOGS SEARCHABLE BY KEYWORDS, SAMPLE COURSEWORK, FINANCIAL AID FORMS AND AN ENROLLMENT APPLICATION.



can jump on it immediately to help the student get back on track." Online Live Chat is available in every department.

"We've embraced technology to deliver cutting edge education and customer service that's as personal online as offline. And it's all available 24/7. We believe AIU Online will change the way the world thinks about education," Fluge says.

"Acquisitions and start-ups each offer unique advantages, and our strategy is to leverage the strengths of both."



Acquisitions and New Campus Start-Ups Create Dual Track to Geographic Expansion

CEC'S RAPID ASCENSION TO THE TOP POSITION AMONG PRIVATE, FOR-PROFIT PROVIDERS OF ON-CAMPUS POSTSECONDARY EDUCATION HAS BEEN FUELED IN PART BY ACQUISITIONS. SINCE 1994, THE COMPANY HAS PURCHASED 47 QUALITY EDUCATIONAL PROVIDERS, THEREBY EXTENDING ITS GEOGRAPHIC REACH AND BROADENING AND STRENGTHENING ITS CURRICULAR OFFERINGS.

While acquisitions remain a major driver of CEC's geographic expansion plans, a new element—new campus start-ups—has joined the mix and already is proving to be a powerful growth propellant.

"Acquisitions and start-ups each offer unique advantages, and our strategy is to leverage the strengths of both," says Todd H. Steele, Executive Vice President of Strategic Planning and Development. "Acquiring schools with 'franchise value'—an established brand name, a proven operating record and an excellent reputation—is the fastest way to build a CEC presence in a target market. If no such schools exist in a market we want to enter, we create one from scratch with a start-up."

CEC's success in the acquisitions arena is founded on an exacting selection process. The company looks for "schools of choice" with well-established brand names, proven track records of delivering quality education and large populations of prospective students. CEC's rigorous due diligence process examines a school's past and projected financial performance, regulatory compliance history and potential for market leadership, and includes a conservative assessment of the required investment and long-term growth potential.

"Missouri College, which we acquired in 2002, fits all of these criteria and gives us a solid platform for growth in a new market and a new curricular area—health education," Steele says.

Acquisition activity for 2003 reflects attractive opportunities in the pipeline. In February, CEC announced the acquisition of a nine-school group in France that will serve as the foundation for its expansion efforts in Europe. In March, CEC also





OPEN TO READ MORE

Orlando Culinary Academy Illustrates Success of CEC's Start-Up Model

LIKE EACH OF CAREER Education Corporation's four start-up campuses, Orlando Culinary Academy owes its success to a comprehensive and carefully crafted business model.

"The launch of Orlando Culinary Academy illustrates how the various elements of the model interrelate to produce a successful start-up," says Kenneth Shore, formerly President of Orlando Culinary Academy and now Vice President and Managing Director of CEC's Start-Up Division.

"CEC began with an assessment of market potential and concluded that Orlando was a high-growth area with no other educational options for serious culinary students, but had many job opportunities for graduates. Based on this promising outlook, CEC decided to bring the prestigious Le Cordon Bleu culinary arts program to Orlando," he says.

After filing for regulatory approval to open the new school, CEC began the search for the school's president. Shore became Orlando Culinary Academy's first employee.

Securing a campus came next on the agenda. "We chose a site located in a convenient suburban setting just minutes from downtown Orlando, with 60,000 sq. ft. of space for lecture rooms, instructional kitchens, the library, administrative offices and an on-site restaurant," Shore says. "The site also can expand to accommodate more than 1,500 students."

Regulatory approval for the new campus was received months prior to the scheduled opening. "At that point, activity kicked into high gear on several fronts simultaneously—hiring key members of the management team, producing the school Web site and marketing materials, hiring admissions and financial aid





al enrollment site. Admissions representatives are available to students who have further questions or prefer speaking to a live person.

MORE THAN 100 DYNAMIC NON-LINEAR MULTI-MEDIA COURSES. "Only a small percentage of schools in the industry use multi-media coursework," says Fluge. "We use it exclusively but take it a step further. We call it Fourth Dimension Learning, or singularity."

Non-linear courses, according to Fluge, acknowledge that learning doesn't always happen in a straight line. "A student can start a presentation, stop it, ask a question, and 'virtually' take the presentation in a different direction. Or a student can jump ahead and do the projects first and then come back and study what they did, instead of working the program sequentially. It lets students customize their education and learn in the way that works best for them."

FULLY INTEGRATED REAL-TIME STUDENT INFORMATION SERVICES. AIU Online's third generation Virtual Campus, using its own proprietary platform, lets a student access any department with the click of a button and get a real-time response.

"If a student makes a tuition payment with their credit card, they will see it immediately reflected on their online account statement," Fluge says. "They see grades the minute they are posted. Academic advisors can see when a student misses a class or the student's grades slip and

Additional acquisition opportunities are under consideration in other U.S. markets. Near-term, the company will look for schools that educate students in two general categories of health careers:

Tier I Jobs. "Tier I jobs serve patients who are ambulatory and not in life-threatening situations," according to Kimberling. "These are typically entry-level positions such as medical and dental assistants, technicians who draw blood and give shots, and technicians who, in some states, can perform tests like electrocardiograms. Medical billing and records management are two additional 'front-office' functions where qualified employees are in short supply. Missouri College programs serve this tier well."

Tier II Jobs. Tier II jobs involve a higher skill level and typically require some kind of license, certification or continuing professional education. "These are people like surgical technicians, anesthesia techs and vet techs. Nurses are at the top of Tier II," Kimberling says. "Missouri College could offer nursing education at some point, since Missouri law allows proprietary colleges — even at the two-year level — to offer both LPN and RN programs.

"The future is boundless," says Kimberling. "We believe within five years this could become a major revenue division for CEC." CEC02





TOTALLY IN SYNC

"Students come to our schools because of our faculty and their world-class credentials in the hospitality industry."

CULINARY SCHOOLS SOAR UNDER UNIFIED

Le Cordon Bleu Umbrella

THE NAME LE CORDON BLEU (which means "Blue Ribbon") has been synonymous with culinary excellence since the 16th Century when King Henry III honored the chefs who created the sumptuous cuisine for his legendary banquets. Today Career Education Corporation carries on the proud tradition with its Le Cordon Bleu culinary campuses throughout North America.

"With more than 7,000 students currently enrolled in our 10 culinary schools, we are now the world's largest provider of quality culinary education," says Paul Ryan, Senior Vice President of CEC's Colleges, Schools and Universities Group.

In 2001 all CEC culinary schools mobilized into a new Culinary Arts Division and renewed their commitment to several basic guiding principles, including:

Student-centered. "We want to excel at customer service," Ryan says, "assisting students with not only their education but helping them find part-time jobs while in school, find housing, and deal with a variety of time-consuming stressors, so they can focus on their education."

Faculty-focused. "Students come to our schools because of our faculty and their world-class credentials in the hospitality industry. We encourage them to pursue additional certifications (such as the American Culinary Federation's Certified Executive Chef or Certified Master Chef designation)," according to Ryan. "In October 2002 we held a month-long, division-wide Faculty Appreciation celebration honoring all chef instructors."

Enhanced curriculum quality. "We are currently expanding the Patisserie and Baking Program as well as the Hospitality and Restaurant Management Program in several of our culinary schools. Several schools also are working towards a Bachelor's degree program in Culinary Arts," Ryan says.

The payoff for such excellence is placement rates for culinary graduates that are at an all-time high. "Job opportunities for our students have never been greater," Ryan says. "It's strong confirmation that our education is delivering on its promise to our students which, in turn, will help us deliver an outstanding return to all shareholders." CEC02



WE ARE CURRENTLY EXPANDING THE PATISSERIE AND BAKING PROGRAM AS WELL AS THE HOSPITALITY AND RESTAURANT MANAGEMENT PROGRAM IN SEVERAL OF OUR CULINARY SCHOOLS. SEVERAL SCHOOLS ALSO ARE WORKING TOWARDS A BACHELOR'S DEGREE PROGRAM IN CULINARY ARTS.







"Lifelong learning is one of our core values. CEC University gives our management and non-management employees the same opportunity to learn and grow that we give our students."



CEC'S SUCCESS IN THE ACQUISITIONS ARENA IS FOUNDED ON AN EXACTING SELECTION PROCESS. THE COMPANY LOOKS FOR "SCHOOLS OF CHOICE" WITH A WELL-ESTABLISHED BRAND NAME, A PROVEN TRACK RECORD OF DELIVERING QUALITY EDUCATION AND A LARGE POPULATION OF PROSPECTIVE STUDENTS.

transition phase of several months after classes begin. Throughout this period, the new division will work in close cooperation with management of the appropriate operating division and access corporate resources in areas such as information technology and finance. Once the new campus is fully operational and running efficiently, management responsibility will transfer to the operating division.

Experience with the first four start-ups led CEC to conclude that the process can be managed most effectively by a dedicated team of specialists, Steele says. "The Start-Up Division staff will draw on their deep experience to assure that potential efficiencies and synergies in the start-up process are fully realized."



Leadership Development Crucial To Long-term Corporate Success

A CRUCIAL FACTOR IN ANY COMPANY'S LONG-TERM SUCCESS IS HOW WELL IT DEVELOPS ITS HUMAN CAPITAL — INCLUDING ITS MANAGEMENT TEAM.

"A company with strong, well-trained leaders attracts good employees and is able to build great teams," says Steve B. Sotraidis, Executive Vice President of Administration. "The result is less turnover, a happier and more productive workforce, and better results to the bottom line. There's a strong link between management development and a company's financial performance."

Mari-Ann Deering, Vice President of Human Resources, says CEC's new sweeping management training and leadership development initiative is a natural extension of its mission. "Education is our business. Lifelong learning is one of our core values. CEC University gives our management and non-management employees the same opportunity to learn and grow that we give our students."

LEADERSHIP DEVELOPMENT WORKSHOPS

In September 2002, corporate executives and senior management inaugurated a new two-day training program called, "High Achievement Leadership: Principles and Communications Skills." By June 2003, more than 400 CEC leaders are expected to have completed the course. AchieveGlobal, ranked No. 1 by *Business Week* in tailored executive education, developed the program.

"We created customized curriculum with CEC-specific role-play situations and group simulations that model the kind of corporate culture and leadership style we're striving for," says Deering.

"The immediate payoff is that all our managers will be speaking the same language and will be able to emulate and impart these desired corporate behaviors to teams in each school," says Deering.

Once all current executives and managers have completed the program, the curriculum will be enfolded into a new permanent President's training program and a separate ongoing management development program, both to be rolled out in 2003.



OPEN TO READ MORE



Placement Savvy Gives CEC Students The Edge In Finding Their Dream .

LAYOFFS AND A LINGERING recession forced more than 100,000 Americans a month out of jobs in 2002, but CEC graduates experienced unprecedented success in finding full-time work in their chosen professions. "We believe our 94 percent placement rate is a 'moral report card' on how well we're fulfilling our mission to turn student dreams into futures," says John M. Larson, CEC Chairman, President and CEO. "It places us at the top of our industry."

Kathy Bennicoff, Vice President of Career Services, says the key is innovative marketing of both students and potential employers, along with plain old hard work. "We just work harder at it," Bennicoff says. "We prepare our students not only by training them for a job, but also by giving them the skills to get a job. We teach them how to write a resume, how to create a portfolio and how to conduct a job search. We put them through mock interviews. It's unusual for schools to spend as much time on it as we do."

Global Career Services Web Site

To make it easier for students to network with potential employers, last year CEC's new global career services Web site gave students access to 4,000 employers and 5,200 job openings worldwide. The site is only accessible to CEC graduates and registered employers.

"It's another tool in addition to the other conventional strategies used by our career services representatives, such as aggressive marketing of local employers, checking newspaper ads and networking in the community," Bennicoff says. "However, as students and employers become more comfortable using the Internet







SATELLITE CAMPUSES

Satellite campuses enable CEC schools to tap a broader pool of potential students within a given geographic market. Many CEC schools in large metropolitan areas ultimately may have one or more satellites. This will make CEC's unique educational product as broadly accessible as possible while leveraging infrastructure investment.

announced a definitive agreement under which it would acquire all the shares of Whitman Education Group, Inc., further expanding its health education platform.

Start-up campuses provide a second means of entry into high-potential geographic markets. They also enable CEC to leverage the power of its well-established and highly-regarded brand names.

CEC's first two start-up campuses – Katharine Gibbs School/ Philadelphia and International Academy of Design and Technology (IADT)/ Orlando – opened in 2001. They were joined the following year by two additional start-ups – Orlando Culinary Academy and Brooks College/ Sunnyvale, CA.

"The new campuses have exceeded their revenue and profitability targets," says Steele. "As a result of this initial success, we have doubled our target for annual start-ups from two campuses to four."

Start-ups scheduled to open this year are: Le Cordon Bleu campuses in Las Vegas (Summer) and Atlanta (Fall); International Academy of Design and Technology/Detroit (Fall) and American InterContinental University/Houston (Fall).

Further evidence of the growing importance of campus start-ups in CEC's plans for geographic expansion is the creation of the Start-Up Division, headed by Managing Director Kenneth Shore.

This new group will direct all aspects of the campus start-up process, beginning with market selection and continuing through a staff, launching the student recruitment effort, finalizing the curriculum design and hiring faculty, building out the space in our new facility, installing information technology systems and handling myriad other details," Shore says.

The world-renowned Le Cordon Bleu name gave the school instant recognition and credibility with both prospective students and the local media. An April press event resulted in extensive newspaper coverage and a feature on the local Fox TV affiliate, and lead volume accelerated immediately.

After months of intensive activity, the start-up process came to a successful culmination in July 2002 when Orlando Culinary Academy opened its doors to an initial student population more than double the budgeted level. "Each successive class start also has exceeded projections," Shore says. "Although the first class will not complete their studies until this fall, students already are being recruited by major culinary employers in Orlando.

"The CEC model for campus start-ups is a continually-evolving template of best practices that brings structure and organization to the process and contributes to the immediate success that has become characteristic of CEC's start-up campuses," Shore says.



SATELLITE CAMPUSES ADD NEW DIMENSION TO CEC'S

Organic Growth Strategy

CAREER EDUCATION CORPORATION'S multi-dimensional strategy for organic growth gained yet another element in 2002 with the opening of the company's first two satellite campuses at Brooks Institute of Photography and Brown College.

"Satellite campuses enable CEC schools to tap a broader pool of potential students within a given geographic market and also offer a cost-effective way to grow, since they are typically smaller than the main campus and share its management, staff support, resources and accreditation," says Patrick K. Pesch, Executive Vice President and Chief Financial Officer of CEC. "Many of our schools in large metropolitan areas ultimately may have one or more satellites. This will make CEC's unique educational product as broadly accessible as possible while leveraging infrastructure investment."

Brooks Institute of Photography's decision to open a satellite campus in Ventura, California, 30 miles south of the school's Santa Barbara base, was driven by different growth concerns.

"We wanted to significantly expand the facilities for our film school, which was not a viable option in Santa Barbara, and the Ventura site made that possible," says John Calman, President of Brooks.

Formerly the headquarters of a film production company, the 8.5 acre campus has 75,000 sq. ft. of workspace — 10 times the space occupied by the film school facility in Santa Barbara — with two sound stages and ample classroom and administrative space. "We also are the only film school in the country with its own back lot, where the *Mike Hammer* TV show, the television series *Air America* and the movie *Erin Brockovich* were shot," Calman says.

In addition to Brooks' film and video production program, the Ventura site houses the school's visual communications program and part of its visual journalism program, which will complete its transfer there from Santa Barbara in September.

Since the new campus opened in January 2002, student population in the film school program has increased more than five-fold. The new facility also has helped Brooks attract high-profile faculty members who formerly taught at other major Southern California film schools.

Proximity of the Ventura campus to the San Fernando Valley and Los Angeles has begun to change the student mix, Calman says. "For the first time, we're attracting commuter students from nearby communities — although our population still is overwhelmingly residential.

"Our film program has enjoyed an excellent reputation throughout its 50-year history, but the combination of our unequaled new facilities and our prestigious new faculty has elevated Brooks into the upper echelon of U.S. film schools."



FORMERLY THE HEADQUARTERS OF A FILM PRODUCTION COMPANY, THE 8.5 ACRE CAMPUS HAS 75,000 SQ. FT. OF WORKSPACE WITH TWO SOUND STAGES AND AMPLE CLASSROOM AND ADMINISTRATIVE SPACE. BROOKS IS ALSO THE ONLY FILM SCHOOL IN THE COUNTRY WITH ITS OWN BACK LOT, WHERE THE *MIKE HAMMER* TV SHOW, THE TELEVISION SERIES *AIR AMERICA* AND THE MOVIE *ERIN BROCKOVICH* WERE SHOT.





IT'S GIVING SOME OF OUR YOUNGER MANAGERS IMMEDIATE CONFIDENCE TO DO THEIR JOBS BOLDLY. LONG-TERM, WE'RE BUILDING BENCH STRENGTH SO WE'LL HAVE TRAINED AND CAPABLE MANAGERS READY TO MOVE UP INTO NEW POSITIONS AS THE COMPANY CONTINUES TO GROW.

"The feedback from our managers has been gratifying," says Deering. "They say the training prepares them for real-life situations. They can put the skills and behaviors to use right away. It's giving some of our younger managers immediate confidence to do their jobs boldly. Long-term, we're building bench strength so we'll have trained and capable managers ready to move up into new positions as the company continues to grow."



OPEN TO READ MORE

"We achieved outstanding growth without sacrificing profitability — reaping the benefits of our highly scalable structure."

Financial Information

Contents



Report of Independent Auditors on Condensed Financial Statements

To the Board of Directors and Stockholders of Career Education Corporation:

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheet of Career Education Corporation and Subsidiaries as of December 31, 2002 and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended (not presented separately herein) and in our report dated January 23, 2003 (except for Note 18, as to which the date is February 18, 2003) we expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph that discussed a change effective January 1, 2002 in the Company's method of accounting for goodwill and other intangible assets. The consolidated financial statements of Career Education Corporation and Subsidiaries as of December 31, 2001, and for each of the two years in the period then ended (not presented separately herein) were audited by another auditor who has ceased operations and whose report dated January 29, 2002, expressed an unqualified opinion on those statements and included an explanatory paragraph that discussed the change effective January 1, 2000 in the Company's method of accounting for application and registration fees to comply with the specific provisions and guidance of Staff Accounting Bulletin No. 101, *Revenue Recognition*. In our opinion, the information set forth in the accompanying condensed consolidated financial statements (on pages 15 through 17) as of December 31, 2002 and for the year then ended is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

Ernst + Young LLP

Chicago, Illinois
January 23, 2003

Report of Independent Public Accountants*

To the Stockholders of Career Education Corporation:

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of Career Education Corporation and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001 and, in our report dated January 29, 2002, we expressed an unqualified opinion on those statements. As explained in Note 4 to the consolidated financial statements, effective January 1, 2000, the Company changed its method of accounting for application and registration fees to comply with specific provisions and guidance of Staff Accounting Bulletin No. 101, *Revenue Recognition*. In our opinion, the information set forth in the condensed consolidated financial statements on pages 15 through 17, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Arthur Andersen LLP

Chicago, Illinois
January 29, 2002

*This report is a copy of the previously issued report covering 2001 and 2000. The predecessor auditor has not reissued their report.





CREATING A MORE INTERESTING LEARNING ENVIRONMENT
"We've created standardized benchmarks and metrics to measure the quality of teaching methods and techniques, and what it takes to achieve optimal student outcomes. At CEC, we're partnering with faculty to achieve our quality goals."

ONLINE LEARNING To keep learning momentum going year-round, the company also established a new proprietary Web site called the CEC Center for Professional Development and Organization Effectiveness. Dubbed Leading You Into Excellence ("LYNX"), the site offers CEC managers continuous self-directed learning from a library of management development courses.

Each quarter it's recommended that all CEC executives and managers take at least one of five courses on performance management. The highly interactive courses cover:

- Interviewing Skills
- Establishing a Performance Plan
- Addressing Performance Problems
- The Performance Appraisal Process
- Developing High-Performance Teams

In addition, over the course of the year, they may take a series of five additional courses. This training covers:

- Customer Service
- Effective Communication
- Listening Skills
- Time Management
- Presentation Skills

The training is ongoing. Additional CEC managers will be invited to take the courses in 2003 and five new courses will be added to the curriculum. Participants must demonstrate a 90 percent mastery of each subject to qualify for a completion certificate.

as a matching device, I think we'll see this become the main way employers and students meet each other."

Virtual Interactive Job Fair To further leverage the capabilities of the Web site, in October 2002 CEC hosted a 12-hour online job fair where 4,100 students and alumni could view 2,500 local and international job postings and immediately e-mail their resume to prospective employers. Over 700 employers registered to receive resumes and communicate in real time with job candidates in 116 public and private chat rooms.

"We focused exclusively on information technology, visual communication and design students, because those were the areas hardest hit by the economy," Bennicoff says. "However, because it was such a huge success, in 2003 we're making the fair a two-day event and adding students from business, culinary and health education programs. We expect it to double in size."



What's next? Online interactive tools students and graduates can utilize to prepare for their job search. "Jobs are still out there," Bennicoff says. "The better trained our students are in conducting a job search, the better their chances of employment." CEC02

FACULTY LEAD THE WAY IN MAXIMIZING STUDENT SUCCESS

In and Out of the Classroom

CAREER EDUCATION CORPORATION'S commitment to continually enhance the quality of the education it provides led to the establishment in 2002 of new system-wide quality assurance standards.

"We've created standardized benchmarks and metrics to measure the quality of teaching methods and techniques, and what it takes to achieve optimal student outcomes," says Dr. Patricia A. Kapper, Senior Vice President of Education. "At CEC, we're partnering with faculty to achieve our quality goals."

Faculty Development CEC faculty bring to the classroom exceptional knowledge of their subjects. The company's Faculty Development Conference and other workshops and seminars take teachers to the next level by showing them how to communicate their knowledge most effectively.

"We're giving them advanced training in everything from how to use questions more effectively in the classroom to how to develop better tests and take a more cross-disciplinary approach to a subject. Our training relates course content to a student's whole education program. The result is more effective instruction and greater student satisfaction," Kapper says.

The faculty development program draws upon the talent of designated faculty "coaches" from each CEC school and teachers selected annually as CEC's Top Ten Educators.





"Our faculty also want to keep current on how to best use technology in the classroom," Kapper says. "So we're teaching PowerPoint presentation development skills and moving toward providing laptops to faculty members so they can stay connected to students through e-mail. Our faculty see it as a way to use technology to create a more interesting learning environment."

Student Input Students share in the quality control process. They complete instructor and course evaluations at the end of every course. Ongoing student satisfaction surveys provide additional feedback about their education experience.

Advisory Boards Every CEC school works with an Advisory Board of local employers who review course content to make sure it's relevant and meets current industry needs and standards.

Regional Accreditation Some state grants and employer tuition reimbursement funds are only available to students attending regionally accredited institutions. To make those education funds available to prospective students, the company is seeking regional accreditation for more of its schools. Currently about 22 percent of CEC schools enjoy regional accreditation.

"We've created a quality template that ensures all our programs are consistently moving forward toward excellence," Kapper says. CEC02

WE'RE GIVING THEM ADVANCED TRAINING IN EVERYTHING FROM HOW TO USE QUESTIONS MORE EFFECTIVELY IN THE CLASSROOM TO HOW TO DEVELOP BETTER TESTS AND TAKE A MORE CROSS-DISCIPLINARY APPROACH TO A SUBJECT. OUR TRAINING RELATES COURSE CONTENT TO A STUDENT'S WHOLE EDUCATION PROGRAM. THE RESULT IS MORE EFFECTIVE INSTRUCTION AND GREATER STUDENT SATISFACTION.



Condensed Consolidated Statements of Income

FOR THE YEARS ENDED DECEMBER 31 (AMOUNTS IN THOUSANDS, EXCEPT EPS)

	02	01	00
Revenue			
Tuition and registration fees	$ 704,172	$ 495,152	$ 304,909
Other	75,887	51,907	29,619
Total revenue	**780,059**	**547,059**	**334,528**
Operating Expenses			
Educational services and facilities	294,539	213,916	129,628
General and administrative	338,586	233,503	144,926
Depreciation and amortization	33,636	30,818	20,594
Total operating expenses	**666,761**	**478,237**	**295,148**
Income from operations	**113,298**	**68,822**	**39,380**
Interest income	808	734	1,484
Interest expense	(2,094)	(1,493)	(1,358)
Share of affiliate earnings	2,348	1,674	—
Total other income (expense)	**1,062**	**915**	**126**
Income before provision for income taxes and cumulative effect of change in accounting principle	**114,360**	**69,737**	**39,506**
Provision for income taxes	46,888	31,382	17,322
Income before cumulative effect of change in accounting principle	**67,472**	**38,355**	**22,184**
Cumulative effect of change in accounting principle, net of $587	—	—	(778)
Net income	**$ 67,472**	**$ 38,355**	**$ 21,406**
BASIC			
Income before cumulative effect of change in accounting principle	$ 1.49	$ 0.88	$ 0.59
Net income	$ 1.49	$ 0.88	$ 0.57
DILUTED			
Income before cumulative effect of change in accounting principle	$ 1.42	$ 0.85	$ 0.57
Net income	$ 1.42	$ 0.85	$ 0.55
WEIGHTED AVERAGE SHARES OUTSTANDING			
Basic	45,407	43,751	37,374
Diluted	47,547	45,390	38,780

The consolidated financial statements and accompanying footnotes are included in the Company's Form 10-K.

Condensed Consolidated Balance Sheets

AS OF DECEMBER 31 (AMOUNTS IN THOUSANDS)

	02	01
Assets		
CURRENT ASSETS:		
Cash and cash equivalents	$ 33,474	$ 39,675
Receivables, net of allowance for doubtful accounts	82,320	62,813
Inventories, prepaid expenses and other current assets	33,450	28,106
Total current assets	149,244	130,594
Property and equipment, net	177,429	148,044
Intangible assets, net	212,444	204,596
Other assets	47,019	7,555
Total other assets	436,892	360,195
Total Assets	**$ 586,136**	**$ 490,789**
Liabilities and Stockholders' Equity		
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 30,083	$ 44,369
Accounts payable	23,410	14,206
Accrued expenses	53,811	20,910
Deferred tuition revenue	52,904	40,888
Total current liabilities	160,208	120,373
LONG-TERM LIABILITIES:		
Long-term debt, net of current maturities	2,686	45,553
Long-term contractual obligations	9,679	5,144
Deferred income tax liabilities	1,616	8,245
Other long-term liabilities	6,250	5,069
Total long-term liabilities	20,231	64,011
Stockholders' equity	405,697	306,405
Total liabilities and stockholders' equity	**$ 586,136**	**$ 490,789**

The consolidated financial statements and accompanying footnotes are included in the Company's Form 10-K.

Condensed Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31 (AMOUNTS IN THOUSANDS)

	02	01	00
Cash Flows from Operating Activities			
Net income	$ 67,472	$ 38,355	$ 21,406
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Depreciation and amortization	33,636	30,818	20,594
Deferred income taxes	(383)	13,167	4,363
Cumulative effect of change in accounting principle	—	—	778
Royalty expense related to stock options	158	—	—
Compensation expense related to options	52	52	52
Loss on sale of property and equipment	690	10	22
Changes in operating assets and liabilities, net of acquisitions	4,605	(30,421)	(21,579)
Net cash provided by operating activities	**106,230**	**51,981**	**25,636**
Cash Flows from Investing Activities			
Business acquisitions, net of acquired cash	(5,762)	(44,212)	(31,651)
Acquisition transaction costs	(1,291)	(1,953)	(3,273)
Purchases of property and equipment, net	(60,871)	(54,550)	(28,453)
Proceeds on sale of property and equipment	49	—	—
Change in investment in affiliate	(212)	23	—
Net cash used in investing activities	**(68,087)**	**(100,692)**	**(63,377)**
Cash Flows from Financing Activities			
Issuance of common stock	14,254	10,971	67,952
Equity and debt financing costs	(1,054)	(30)	(4,125)
Payments of long-term debt	(880)	(16,655)	(2,929)
Payments of capital lease obligations	(5,817)	(6,878)	(3,509)
Net proceeds from (payments of) revolving loans under Credit Agreement	(51,000)	67,500	(30,500)
Net cash (used by) provided by financing activities	**(44,497)**	**54,908**	**26,889**
Effect of foreign currency exchange rate changes on cash and cash equivalents	**153**	**(264)**	**(151)**
Net increase (decrease) in cash and cash equivalents	(6,201)	5,933	(11,003)
Cash and cash equivalents, beginning of year	39,675	33,742	44,745
Cash and cash equivalents, end of year	**$ 33,474**	**$ 39,675**	**$ 33,742**

The consolidated financial statements and accompanying footnotes are included in the Company's Form 10-K.

Corporate and Stockholder Information

COMMON STOCK TRANSFER AGENT AND REGISTRAR

Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602
Attn: Shareholder Services
(312) 588-4991
www.computershare.com

CORPORATE HEADQUARTERS

Career Education Corporation
2895 Greenspoint Parkway
Suite 600
Hoffman Estates, IL 60195
Phone: (847) 781-3600
Facsimile: (847) 781-3610
Web site: www.careered.com

INVESTOR RELATIONS

Tracy K. Lorenz
Director of Investor Relations
(847) 585-3899
investorrelations@careered.com

ANNUAL MEETING OF STOCKHOLDERS

The annual meeting of stockholders of Career Education Corporation will be held on May 19, 2003.

REPORTS AND PUBLICATIONS

Copies of CEC's Form 10-K and Form 10-Q's as filed with the Securities and Exchange Commission may be obtained without charge by accessing the SEC's Web site at www.sec.gov, or the Company's Web site at www.careered.com.

INDEPENDENT ACCOUNTANTS

Ernst & Young LLP
233 South Wacker Drive
Chicago, Illinois 60606

SAFE HARBOR STATEMENT

This Annual Report contains various forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon various assumptions, and certain risks and uncertainties could cause actual results to differ materially from those stated. Factors that could cause such differences include risks and other matters disclosed in the Company's annual report on Form 10-K for the year ended December 31, 2002 and its other filings with the Securities and Exchange Commission. Career Education Corporation assumes no obligation to update its forward looking statements.

COMMON STOCK

The Company's Common Stock trades on the Nasdaq National Market System under the symbol CECO. The company has not paid any cash dividends to its common stockholders since its inception and does not intend to pay any cash dividends in the foreseeable future. As of March 21, 2003 there were 72 holders of record of CEC's common stock. The range of high and low closing sale prices for the last two fiscal years for the Common Stock reflects CEC's 2 for 1 stock split affected in the form of a stock dividend in September 2001, which is as follows:

01 QUARTER ENDED	HIGH	LOW
March 31, 2001	$ 25.63	$ 15.47
June 30, 2001	$ 30.68	$ 22.72
September 30, 2001	$ 33.61	$ 21.69
December 31, 2001	$ 36.52	$ 22.87

02 QUARTER ENDED	HIGH	LOW
March 31, 2002	$ 40.23	$ 30.00
June 30, 2002	$ 48.21	$ 38.00
September 30, 2002	$ 48.65	$ 33.01
December 31, 2002	$ 52.50	$ 36.80

Career Education Corporation Campuses

AS OF MARCH 2003

UNITED STATES

ARIZONA
Collins College IT, VC*
Tempe
www.collinscollege.edu

Scottsdale Culinary Institute CA
Scottsdale
www.scichefs.com

CALIFORNIA
American InterContinental University B, IT, VC
Los Angeles
www.aiulosangeles.com

Brooks College VC, B
Long Beach
www.brookscollege.edu

Brooks College VC, IT
Sunnyvale
www.brookssanjose.com

Brooks Institute of Photography VC
Santa Barbara
www.brooks.edu

California Culinary Academy CA
San Francisco
www.baychef.com

California School of Culinary Arts CA
Pasadena
www.scsca.com

CONNECTICUT
Gibbs College B, IT, VC
Norwalk
www.gibbscollege.com

FLORIDA
American InterContinental University B, IT, VC
Ft. Lauderdale
www.aiufortlauderdale.com

International Academy of Design and Technology IT, VC
Orlando
www.iadt.edu

International Academy of Design and Technology B, VC, IT
Tampa
www.academy.edu

Orlando Culinary Academy CA
Orlando
www.orlandoculinary.com

GEORGIA
American InterContinental University B, VC
Atlanta (Location: Buckhead)
www.aiubuckhead.com

American InterContinental University IT, VC, B
Atlanta (Location: Dunwoody)
www.aiudunwoody.com

ILLINOIS
The Cooking and Hospitality Institute of Chicago CA
Chicago
www.chicnet.org

Harrington Institute of Interior Design VC
Chicago
www.interiordesign.edu

International Academy of Design and Technology B, VC, IT
Chicago
www.iadtchicago.com

MASSACHUSETTS
Gibbs College of Boston B, IT, VC
Boston
www.kgibbsboston.com

MINNESOTA
Brown College IT, VC, B

Le Cordon Bleu at Brown College CA
Mendota Heights
www.browncollege.edu

MISSOURI
Missouri College HE, IT, VC
St. Louis
www.missouri-college.com

NEW HAMPSHIRE
McIntosh College B, IT, VC, HE

Atlantic Culinary Academy at McIntosh College CA
Dover
www.mcintoshcollege.com

NEW JERSEY
Gibbs College B, IT, VC
Montclair
www.gibbsmontclair.com

Katharine Gibbs School B, IT, VC
Piscataway
www.gibbseducation.com

NEW YORK
Briarcliffe College B, IT, VC
Bethpage
www.bcbeth.com

Briarcliffe College B, IT, VC
Patchogue
www.bcpat.com

Katharine Gibbs School B, IT, VC
Long Island (Location: Melville)
www.gibbsmelville.com

Katharine Gibbs School B, IT, VC
New York
www.gibbsny.com

OREGON
Western Culinary Institute CA
Portland
www.westernculinary.com

PENNSYLVANIA
Allentown Business School B, IT, VC
Allentown
www.chooseabs.com

International Academy of Design and Technology B, IT, VC
Pittsburgh
www.iadtpitt.com

Katharine Gibbs School IT, VC
Philadelphia (Location: Norristown)
www.pagibbs.com

Pennsylvania Culinary Institute CA
Pittsburgh
www.paculinary.com

RHODE ISLAND
Katharine Gibbs School B, IT, VC
Providence
www.kgibbsprovidence.com

TEXAS
Texas Culinary Academy CA
Austin
www.txca.com

VIRGINIA
Gibbs College B, IT, VC
Vienna
www.gibbsschool.com

WEST VIRGINIA
International Academy of Design and Technology B, IT, VC
Fairmont
www.iadtwv.com

INTERNATIONAL

CANADA

ONTARIO
International Academy of Design and Technology VC, IT
Ottawa
www.iadtottawa.com

International Academy of Design and Technology VC, IT
Toronto
www.iaod.com

QUEBEC
International Academy of Design and Technology VC, IT
Montreal
www.internationalacademy.ca

FRANCE

Institut des Hautes Estudes Economiques et Commerciales B
Paris and Bordeaux

Ecole de Commerce Européenne B
Bordeaux and Lyon

Sup de Pub VC
Paris

MBA Institute B
Paris

CEFIRE B
Paris

HEIG B
Bordeaux

Sup Santé HE
Paris

UNITED ARAB EMIRATES

American University of Dubai B, IT, VC
Dubai
www.aud.edu

UNITED KINGDOM

American InterContinental University B, VC, IT
LONDON
www.aiulondon.ac.uk

ONLINE EDUCATION

American InterContinental University Online B, IT, VC
Hoffman Estates, Illinois
www.aiuonline.com

* PRINCIPAL CURRICULA: B = Business Studies CA = Culinary Arts HE = Health Education IT = Information Technology VC = Visual Communication and Design Technologies

Directors and Management

BOARD OF DIRECTORS

John M. Larson
Chairman, President and Chief Executive Officer of Career Education Corporation

Patrick K. Pesch
Executive Vice President, Chief Financial Officer, Treasurer and Secretary of Career Education Corporation

Dennis H. Chookaszian
Former Chairman and Chief Executive Officer of CNA Financial Corporation

Robert E. Dowdell
Chief Executive Officer of Marshall & Swift, L.P.

Thomas B. Lally
Former President of Heller Equity Capital Corporation

Wallace O. Laub
Former Executive Vice President of National Education Centers, Inc.

Keith K. Ogata
President of 3-K Financial Corporation

SENIOR MANAGEMENT TEAM

John M. Larson
Chairman, President and Chief Executive Officer

Patrick K. Pesch
Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Nick Fluge
President, Online Education Group

Jacob P. Gruver
President, Colleges, Schools and Universities Group, and Assistant Secretary

Steve B. Sotraidis
Executive Vice President of Administration

Todd H. Steele
Executive Vice President of Strategic Planning and Development

Dr. Jon R. Coover
Senior Vice President of Marketing

Dr. Patricia A. Kapper
Senior Vice President of Education

Paul R. Ryan
Senior Vice President of Operations, Colleges, Schools and Universities Group

Jeffrey S. Tice
Senior Vice President of Student Finance



BOARD OF DIRECTORS
(From left to right) Dennis H. Chookaszian, Keith K. Ogata, Patrick K. Pesch, Wallace O. Laub, John M. Larson, Thomas B. Lally, Robert E. Dowdell

FINANCIAL ANALYSTS WHO FOLLOW CAREER EDUCATION CORPORATION (AS OF APRIL 2003)

Howard Block
Banc of America Securities
600 Montgomery Street
San Francisco, CA 94111

Alexander Paris, Jr.
Barrington Research Associates
161 North Clark Street
Suite 2950
Chicago, IL 60601

Matthew Litfin
William Blair and Company
222 West Adams Street
Chicago, IL 60606

Gregory Cappelli
Credit Suisse First Boston
227 West Monroe Street
Suite 4200
Chicago, IL 60606

Mark Farano
First Analysis Securities Corporation
9500 Sears Tower
Chicago, IL 60606

Jeff Silber
Gerard Klauer Mattison
529 Fifth Avenue
New York, NY 10017

Brad Safalow
JPMorgan
270 Park Avenue
44th Floor
New York, NY 10017

Bob Craig/Jerry Herman
Legg Mason Wood Walker
200 Public Square
Suite 2950
Cleveland, OH 44114

Gary Bisbee
Lehman Brothers
745 Seventh Avenue
17th Floor
New York, NY 10019

Richard Close
SunTrust Robinson Humphrey
800 Nashville City Center
Nashville, TN 37219

Trace Urdan
ThinkEquity Partners
343 Sansome Street
Suite 800
San Francisco, CA 94104

Fred McCrea
Thomas Weisel Partners
One Montgomery Street
San Francisco, CA 94104

Kelly Flynn
UBS Warburg
1285 Avenue of the Americas
New York, NY 10019

Mark Marostica
US Bancorp Piper Jaffray
800 Nicollet Mall
Minneapolis, MN 55402

"At Career Education Corporation, our goal is to become the world's largest provider of quality postsecondary educational services. We are well on our way to achieving that goal."


CAREER
EDUCATION
CORPORATION

Career Education Corporation
2895 Greenspoint Parkway
Suite 600
Hoffman Estates, Illinois 60195
www.careered.com
Nasdaq symbol: CECO